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                            November 28, 2022

       Todd Munsey
       Chief Financial Officer
       Alpha Metallurgical Resources, Inc.
       340 Martin Luther King Jr. Blvd
       Bristol, Tennessee 37620

                                                        Re: Alpha Metallurgical
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 7, 2022
                                                            File No. 001-38735

       Dear Todd Munsey:

              We have reviewed your November 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 31, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 8

   1. We note your response to comment 1. Please revise subsequent filings to include a map of all properties, as
required under Item 1303 (b)(1) of Regulation S-K. While relying on
                                                        Item 1303 (b)(2)(iii)
of Regulation S-K with respect to your summary disclosure please include a general
description of the two properties including production data.
              You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if
       you have questions regarding comments.




                            Sincerely,
 Todd Munsey
Alpha Metallurgical Resources, Inc.
November 28, 2022
Page 2
FirstName LastNameTodd Munsey
Comapany NameAlpha Metallurgical Resources, Inc.
                                                   Division of Corporation
Finance
November 28, 2022 Page 2                           Office of Energy &
Transportation
FirstName LastName